Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile (212) 818-8881		direct dial number (212) 818-8638 email address jgallant@graubard.com

April 13, 2007

VIA FEDERAL EXPRESS

Mr. John Reynolds

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Victory Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed on April 2, 2007
File No. 333-140359

Dear Mr. Reynolds:

On behalf of Victory Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 12, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 4 to Cathey Baker.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 4 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.	We note your response to comment three from our letter of March 27, 2007 and we reissue in part our prior comment. Please discuss in more detail the procedures involved in tendering the shares. Please revise as applicable, the summary, risk factors and business sections as follows:

a.	Contrast your procedures for conversion with the conversion process of the traditional SPACs. Clarify whether any fees would be charged in the

Securities and Exchange Commission

April 13, 2007

traditional SPAC conversion election where the shares are tendered after the business combination.

b.	Provide disclosure regarding the costs associated with tendering the physical shares and any other requirements, fees, or steps to elect conversion.

c.	Add clear disclosure explaining the reason for requiring these additional steps and the tendering of their certificates before the meeting, when there is no guarantee that conversion will occur and the basis for making this a requirement of the conversion.

d.	Explain the procedures you will follow in the event that a shareholder tenders his shares, the merger is voted down, and you continue to search for a target.

e.	Please discuss whether, at the time of an announcement of a business combination, the company will notify investors that stockholders who wish to exercise their conversion rights must tender physical certificates prior to the stockholders meeting.

f.	Please include any relevant risk factors.

With respect to the first clause of part a. of the Staff’s comment, in a traditional SPAC, if a stockholder wishes to exercise conversion rights, such stockholder must (i) affirmatively vote against the business combination, (ii) demand that the SPAC convert his shares into cash, (iii) continue to hold his shares through the effective time of the business combination and (iv) then subsequently tender his certificate to the SPAC after the stockholder meeting. In contrast, if the Company requires public stockholders to tender their certificates prior to the meeting or deliver their shares to its transfer agent electronically using the DWAC System, such stockholder will be required to physically tender his certificate prior to the stockholder meeting for the proposed business combination. We have revised the disclosure in the Registration Statement to indicate the foregoing.

With respect to the second clause of part a., as well as part b., of the Staff’s comment, we have been informed by the Company’s transfer agent that there is a nominal cost associated with this tending process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 and it would be up to the broker whether or not to pass this cost on to the converting holder. Furthermore, this fee would be incurred regardless of whether or not the Company requires holders seeking to exercise conversion rights to tender their shares prior to the meeting – the need to certificate shares is a requirement of conversion regardless of the timing of when such certification must be effectuated. Because this is a

Securities and Exchange Commission

April 13, 2007

nominal amount that may or may not be charged to the actual holder, and the fee is no different between traditional SPACs and the Company’s potential process, we respectfully believe that no further disclosure is necessary in response to this portion of the Staff’s comment.

With respect to part c. of the Staff’s comment, in a traditional SPAC, in order to perfect conversion rights, a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to convert. After the business combination was approved, the company would contact such stockholder to arrange for him to deliver his certificate to verify ownership. As a result, the stockholder then essentially had an “option window” after the consummation of the business combination during which he could monitor the price of the stock in the market. If the price rose above the conversion price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation. Thus, the conversion right, to which stockholders were aware they needed to commit before the stockholder meeting, would become a “put” right surviving past the consummation of the business combination until the converting holder delivered his certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a converting holder’s election to convert is irrevocable once the business combination is approved. We have revised the disclosure in the Registration Statement to indicate the foregoing.

With respect to part d. of the Staff’s comment, if the Company requires public stockholders to tender their certificates prior to the meeting or deliver their shares to the transfer agent electronically using the DWAC System and the proposed business combination is not completed, the Company will promptly return such shares to the tendering public stockholder. Furthermore, if a stockholder delivered his certificate for conversion and subsequently decided prior to the meeting not to elect conversion, he may simply request that the transfer agent return the certificate (physically or electronically). We have revised the disclosure in the Registration Statement to indicate the foregoing.

With respect to part e. of the Staff’s comment, the proxy solicitation materials that the Company will furnish to stockholders in connection with the vote for any proposed business combination will indicate whether the Company is requiring stockholders to satisfy the above-mentioned certification and delivery requirements. We have revised the disclosure in the Registration Statement to indicate the foregoing.

With respect to part f. of the Staff’s comment, we do not believe these conversion procedures harm stockholders or present any risks. Stockholders need only tender their certificates (either physically or electronically) by the meeting date – they are not required to deliver certificates well in advance of the meeting date. Delivery can be accomplished within a matter of hours. Furthermore, as indicated above in response to part d. of the Staff’s comment, if a stockholder delivered his certificate for conversion and subsequently decided prior to the meeting not to elect conversion, he may simply request that the transfer agent return the certificate. Accordingly, we respectfully believe that no further disclosure is necessary in response to this portion of the Staff’s comment.

Securities and Exchange Commission

April 13, 2007

Description of Securities, page 69

2.	We note your response to comment six from our previous letter. Please discuss the agreement in which "Cullen Investment Limited has agreed that it will not transfer its ownership interest in Cullen International Limited to anyone other than Eric Watson … until this time period has expired." Please file the agreement as an exhibit.

The agreement referred to above was solely a verbal agreement from Cullen Investment Limited. However, this verbal agreement has been reduced to a written agreement and has been filed as Exhibit 10.16 with Amendment No. 4. We do not believe any further disclosure is necessary with respect to the agreement itself which simply repeats the disclosure in the Registration Statement.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Jonathan J. Ledecky